Exhibit 99.1

For immediate release

George Cope to retire as President and CEO of BCE and Bell in January 2020

Bell COO Mirko Bibic to assume leadership of the company upon Mr. Cope’s retirement

MONTRÉAL, June 28, 2019 – The Board of Directors of BCE Inc. (TSX, NYSE: BCE) (Bell) today announced that Chief Operating Officer Mirko Bibic will be appointed President and Chief Executive Officer of BCE Inc. and Bell Canada following the retirement of George Cope on January 5, 2020 after almost 12 years in the CEO role.

“The BCE Board is pleased to take the next step in our succession plan by confirming Mirko Bibic as our next CEO,” said Gordon Nixon, Chair of BCE and Bell Canada. “Mirko is a seasoned Bell executive who has played a critical leadership role in the company’s strategic transformation over the last decade. With deep experience across Bell’s business segments, outstanding financial and operational acumen, and an unmatched understanding of the issues transforming the Canadian communications landscape, Mirko is the ideal choice to lead Bell’s management team forward in the execution of our growth strategy.”

“In his tenure as our CEO, George Cope has re-energized Bell as an agile competitor and the industry’s growth leader. He has led the restructuring initiatives and made the critical investments in Bell’s team, networks and customer service infrastructure required to build a bold competitor across every segment of communications. As a key member of the Bell executive leadership team, Mirko has partnered closely with George on this remarkable journey and will continue to do so until he assumes the CEO role in January 2020,” said Mr. Nixon.

A Bell executive since 2004, Mr. Bibic is currently Chief Operating Officer responsible for Bell Mobility, Bell Residential and Small Business, and Bell Business Markets (BBM). He has been an integral leader in the launch of a broad range of successful consumer and business initiatives, such as the expansion of Bell Wireless Home Internet to scores of small towns and rural communities; the acceleration of Bell prepaid wireless, including the introduction of low-cost Lucky Mobile and Virgin Mobile prepaid service in Dollarama stores across Canada; Bell Media’s launch of the all-new Crave; BBM’s acquisition of Axia NetMedia and award of Alberta’s SuperNet contract; and strategic planning for Bell’s 5G future.

“The time is right for Mirko to take our company to the next level,” said George Cope. “He has been front and centre in the successful execution of Bell’s broadband leadership strategy from its beginning. I look forward to continuing to work closely with Mirko through the transition to his new role, and will be proud to pass the leadership of Bell to him in 2020 as the 14th chief executive of our company since its founding in 1880.”

“It is a profound honour to be chosen as the next CEO of this great Canadian institution. I am grateful for the confidence that our Board, George Cope and the Bell executive team have shown in me, and for the opportunity to have partnered with a CEO as experienced and esteemed as George,” said Mr. Bibic. “Bell has become the nation’s communications leader by bringing the latest innovations in wireless, TV, Internet and media to Canadians everywhere while delivering consistent dividend growth for our shareholders. I’m excited to work together

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with our Bell team of more than 52,000 people to build on this momentum and deliver ongoing value to our customers, investors and communities.”

Mr. Bibic has previously served as Executive Vice President, Corporate Development, guiding a wide range of Bell acquisition and investment initiatives – including multiple wireless spectrum auctions and the consolidation of regional communications companies such as Bell MTS and Bell Aliant – and earlier as Bell’s Chief Legal and Regulatory Officer.

Mr. Cope will retire after a 14-year career with Bell that began with his appointment as Chief Operating Officer in January 2006. As President and CEO since July 2008, he has revitalized Bell as the industry’s broadband growth leader, efficiently investing billions in capital to build out Canada’s most advanced all-fibre network connections and its best national mobile network, enhancing Bell Media’s position as Canada’s top multimedia company, improving customer service and greatly enhancing the cost-competitiveness of Bell’s operations.

Mr. Cope has executed strategic investments and acquisitions valued at more than $15 billion to strengthen Bell’s competitive scale in wireless, media, customer service and distribution, including leading brands like CTV, Astral, The Source, Bell Aliant, Manitoba Telecom Services (MTS), Virgin Mobile Canada, the Montreal Canadiens, and Maple Leaf Sports & Entertainment, including the NBA Champion Toronto Raptors.

As of Q1 2019, Bell’s most recently reported financial quarter, the company has delivered 54 consecutive quarters of year-over-year adjusted EBITDA growth. With the latest 5% increase to the BCE common share dividend announced in February, Bell has increased its dividend 15 times during Mr. Cope’s tenure, representing total dividend growth of 117%. This is the 11th consecutive year Bell has delivered 5% or better dividend growth. Total shareholder return (TSR) from December 31, 2008 has been 311%, with an average annual TSR of 14.4%.

In 2009, Mr. Cope led the launch of the Bell Let’s Talk initiative, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns. He was appointed to the Order of Canada in 2014, named Canada’s Outstanding CEO of the Year in 2015 and inducted into the Canadian Business Hall of Fame in 2018. A graduate of the Ivey School of Business at Western University (HBA ’84) and a member of its advisory board, Mr. Cope has also received honourary doctorates from Western, the University of Windsor, Trent University and Queen’s University.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the year. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marc Choma

613-785-0622

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marc.choma@bell.ca

@Bell_News

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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